PENN Capital Funds Trust

Expense Limitation Agreement

THIS AGREEMENT is made by and between PENN Capital Funds Trust, a Delaware statutory trust (the “Trust”), on behalf of the funds listed on Schedule A hereto (each, a “Fund” and collectively, the “Funds”), and Penn Capital Management Company, Inc., a Delaware corporation (the “Adviser”).

With respect to each Fund other than the Penn Capital Defensive Short Duration High Income Fund and Penn Capital Multi-Credit High Income Fund, the Adviser hereby agrees to waive all or a portion of its advisory fees, and, if necessary, to assume certain other expenses (to the extent permitted by the Internal Revenue Code of 1986, as amended) of the Fund or any Class thereof, to the extent necessary so that total annual operating expenses (excluding any acquired fund fees and expenses, taxes, interest, brokerage fees, certain insurance costs, and extraordinary and other non-routine expenses) for the Fund or any Class thereof do not exceed the amount listed on Schedule A hereto for the Fund or Class.

With respect each of the Penn Capital Defensive Short Duration High Income Fund and Penn Capital Multi-Credit High Income Fund, the Adviser hereby agrees to waive all or a portion of its advisory fees, and, if necessary , to assume certain other expenses (to the extent permitted by the Internal Revenue Code of 1986, as amended) of the Fund or any Class thereof, to the extent necessary so that total annual operating expenses (including any acquired fund fees and expenses incurred by the Fund as a result of its investments in other investment companies managed by the Advisor, but excluding any acquired fund fees and expenses incurred by the Fund as a result of its investments in unaffiliated investment companies, taxes, interest, brokerage fees, certain insurance costs, and extraordinary and other non-routine expenses) for the Fund or any Class thereof do not exceed the amount listed on Schedule A hereto for the Fund or Class.

The Trust, on behalf of each Fund, agrees to repay the Adviser any fees previously waived or expenses previously assumed for a Fund or a Class thereof in later periods; provided, however, that the repayment shall be payable only to the extent that it (1) can be made for a period of three years following the end of the month in which the waiver or assumption was made, and (2) can be repaid without causing the expenses of the Fund or Class to exceed any applicable fee waiver or expense limitation agreement that was in place for the Fund at the time the fees were waived or expenses were assumed.

The Trust agrees to furnish or otherwise make available to the Adviser such copies of its financial statements, reports, and other information relating to its business and affairs as the Adviser may, at any time or from time to time, reasonably request in connection with this Agreement.

This Agreement shall become effective for each Fund as of the dates indicated on Schedule A to this Agreement and shall continue in effect from year to year thereafter, unless and until terminated as described below. The Adviser may terminate the Agreement with respect to a Fund at the expiration of any one-year period, by notifying the Fund, at least thirty days (30) prior to the end of the one-year period for the Fund, of its intention to terminate the Agreement. This Agreement may also be terminated with respect to a Fund by the Fund’s Board of Trustees at any time.

This Agreement may not be assigned by the Adviser without the prior consent of the Trust. This Agreement shall automatically terminate upon the termination of the Advisory Agreement or in the event of merger, reorganization or liquidation of the Fund.

The parties hereto have caused this Agreement to be executed on the 6 day of September
2018 to be effective as indicated on Schedule A.

PENN CAPITAL FUNDS TRUST

By:  /s/ Lisa Matson
                              Lisa Matson,
Name and Title:  Secretary

PENN CAPITAL MANAGEMENT COMPANY,
INC.

By:  /s/ Gerald McBride
                              Jerry McBride
Name and Title:  Chief Financial Officer

Funds	Expense Limitation (as a percentage of a Fund’s average daily net assets)	Term
Penn Capital Managed Alpha SMID Cap Equity Fund
Institutional Class	1.06%	October 31, 2018 - October 30, 2019
Investor Class	1.31%	October 31, 2018 - October 30, 2019

Penn Capital Special Situations Small Cap Equity Fund
Institutional Class	1.09%	October 31, 2018 - October 30, 2019
Investor Class	1.34%	October 31, 2018 - October 30, 2019

Penn Capital Multi-Credit High Income Fund
Institutional Class	0.72%	October 31, 2018 - October 30, 2019
Investor Class	0.97%	October 31, 2018 - October 30, 2019

Penn Capital Defensive Floating Rate Income Fund
Institutional Class	0.64%	October 31, 2018 - October 30, 2019
Investor Class	0.89%	October 31, 2018 - October 30, 2019

Penn Capital Micro Cap Equity Fund
Institutional Class	1.19%	October 31, 2018 - October 30, 2019

Penn Capital Enterprise Value Small Cap Equity Fund
Institutional Class	0.99%	October 31, 2018 - October 30, 2019

Penn Capital Defensive Short Duration High Income Fund
Institutional Class	0.54%	October 31, 2018 - October 30, 2019